

Mail Stop 3561

April 11, 2016

Rodney L. Bell
Chief Financial Officer
Forward Air Corporation
430 Airport Road
Greeneville, Tennessee 37745

      Re: **Forward Air Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 19, 2016
              File No. 000-22490

Dear Mr. Bell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion of Financial Condition and Results of Operations

Discussion of Critical Accounting Policies

Valuation of Goodwill, page 44

1. We note from page 45 that due to TQI performance falling short of projections, you performed additional fair value estimates related to goodwill as of December 31, 2015 and no impairment was recorded. Please tell us whether you were at risk of failing step one of the impairment test at December 31, 2015. If so, please consider disclosing the percentage by which fair value exceeded carrying value as of the most recent test.

Financial Statements

Notes to Consolidated Financial Statements

4. Shareholders' Equity, Stock Options and Net Income per Share, page F-20

2. We refer to your disclosure of unrecognized compensation expense associated with share-based compensation on pages F-22, F-23, and F-25. Please revise to state the period over which such compensation expense will be recognized in accordance with ASC 718-10-50-2i.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure